Exhibit 12.1

Oceaneering International, Inc.

Computation of Ratio of Earnings to Fixed Charges

($ in thousands)

	Nine Months Ended Sep 30, 2017	Year Ended December 31,
		2016	2015	2014	2013	2012
Fixed Charges:
Interest expensed and capitalized(1)	$25,849	$29,058	$27,475	$5,420	$2,194	$4,218
Amortized premiums, discounts and capital expenses related to indebtedness	—	—	—	395	261	261
Estimate of interest within rental expense	23,136	68,396	76,381	85,632	63,735	35,510
Preference security dividend requirements of consolidated subsidiaries	—		—	—	—	—

	$48,985	$97,454	$103,856	$91,447	$66,190	$39,989

Earnings:
Added Items:
Pretax income from continuing operations before minority interests and income (loss) from equity investees	$(1,268)	$43,102	$334,031	$623,528	$542,203	$420,249
Fixed charges	48,985	97,454	103,856	91,447	66,190	39,989
Amortization of capitalized interest	126	189	189	237	438	637
Distributed income of equity investees	2,556	6,470	5,963	4,772	5,290	8,661
Share of pretax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—

Total added items	50,399	147,215	444,039	719,984	614,121	469,536

Subtracted Items:
Interest capitalized	3,331	3,740	2,425	712	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—
Minority interest in pretax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—

Total subtracted items	3,331	3,740	2,425	712	—	—

Earnings as defined	$47,068	$143,475	$441,614	$719,272	$614,121	$469,536

Ratio of earnings to fixed charges	*(2)	1.47x	4.25x	7.87x	9.28x	11.74x

(1)	Commencing in 2015, this amount is included in the line above, Interest expensed and capitalized.

(2)	Our earnings were insufficient to cover our fixed charges by approximately $1.9 million for the nine months ended September 30, 2017.